March 11, 2020
VIA EDGAR AND ELECTRONIC MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549
Attention: Joshua Shainess

Re:	Innovate Biopharmaceuticals, Inc.
Amendment No. 2 to Schedule TO-I
Filed February 28, 2020
File No. 005-90111

Ladies and Gentlemen:
This letter sets forth the responses of Innovate Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 6, 2020 (“Comment Letter”) regarding the Schedule TO-I, as amended, referenced above (the “Schedule TO”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Schedule TO-I/A filed February 28, 2020
Exhibit (a)(1)(B), Offer to Amend and Exercise
General

1.    We note references throughout to the offer being subject to only two conditions (e.g., on pages 2, 3, 9 and 11). However, your disclosure on pages 28 and 29 indicates that there are three conditions to the offer, including the condition that there be available a valid exemption from registration for all securities to be issued pursuant to the offer. Revise the offer materials to state that the offer is subject to three conditions.

Response: We note the Staff’s comment. We have updated the disclosures in the Offer to Amend and Exercise related to conditions to the Offer to indicate that there are three conditions to the Offer, including the condition that there be available a valid exemption from registration for all securities to be issued pursuant to the Offer.

8480 Honeycutt Road, Suite 120 │ Raleigh, NC 27615 │ Tel: (919) 275-1933
info@innovatebiopharma.com │ www.innovatebiopharma.com

Conditions to the Offer to Amend and Exercise, page 28

2.    Refer to condition (iii) to the offer and your representation that “the Company will not accept any Election to Participate and Exercise Warrant from or on behalf of, any Original Warrant holders if the Company determines that a valid exemption from registration of all the securities to be issued pursuant to the Offer to Amend and Exercise is not available under the Securities Act and therefore the Company may not consummate the transactions contemplated by the Offer to Amend and Exercise in such case.” Please revise to clearly state that the offer is conditioned on the availability of an exemption for every warrant holder who tenders into the offer. As currently phrased, we are concerned that subject security holders may remain confused about whether the requirement relates to individual tendering holders only. Additionally, specify the parameters of this condition and describe how the condition may be satisfied or under what conditions the offer will terminate as a result of this condition being triggered. For example, is the offer conditioned on all holders who elect to participate certifying that they are accredited investors, or is there a certain number of non-accredited investors that may participate?

Response: In response to the Staff’s comment, we have revised to clearly state that the offer is conditioned on the availability of an exemption for every warrant holder who tenders into the Offer. We have described the parameters of this condition and added the below disclosure to the Offer to Amend and Exercise in a number of places:

“As part of the Election to Participate and Exercise Warrant, the holders of the Original Warrants must complete an Accredited Investor Questionnaire. The Company intends to rely on Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D promulgated thereunder for an exemption of the Offer to Amend and Exercise and the issuance of the underlying common shares. Under Rule 506(b), the Company may issue shares of its common stock further to the Offer to Amend and Exercise to an unlimited number of accredited investors (as that term is defined in Regulation D) but to no more than 35 non-accredited investors. In the event that more than 35 non-accredited investors elect to tender their Original Warrants pursuant to the Offer to Amend and Exercise, this Offer to Amend and Exercise will automatically terminate and the Company will notify the Escrow Agent to return in full all monies and Original Warrants tendered further to this Offer to Amend and Exercise. In such event, the terms of the Original Warrants will remain unchanged. The requirement that no more than 35 non-accredited investors participate in the Offer to Amend and Exercise is referred to as the “Exemption Requirement.”

Holders of the Original Warrants are not prohibited from tendering their Original Warrants, even if such holders are unable to make the representations and warranties in the Election to Participate and Exercise Warrant. However, the Company will not accept any Election to Participate and Exercise Warrant from or on behalf of, any Original Warrant holders if the

8480 Honeycutt Road, Suite 120 │ Raleigh, NC 27615 │ Tel: (919) 275-1933
info@innovatebiopharma.com │ www.innovatebiopharma.com

Company determines that a valid exemption from registration of all the securities to be issued pursuant to the Offer to Amend and Exercise is not available under the Securities Act and therefore the Company may not consummate the transactions contemplated by the Offer to Amend and Exercise in such case.

Very truly yours,
/s/ Sandeep Laumas
Sandeep Laumas
Chief Executive Officer

cc: Jeffrey Fessler, Esq., Sheppard, Mullin, Richter & Hampton LLP
Justin Anslow, Esq., Sheppard, Mullin, Richter & Hampton LLP

8480 Honeycutt Road, Suite 120 │ Raleigh, NC 27615 │ Tel: (919) 275-1933
info@innovatebiopharma.com │ www.innovatebiopharma.com